UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934*

Alon USA Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

020520102
(CUSIP Number)

Kent B. Thomas
Delek US Holdings, Inc.
7102 Commerce Way
Brentwood, Tennessee 37027
(615) 771-6701
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on Following Pages)

TABLE OF CONTENTS

Introductory Note
Item 4.	Purpose of Transaction.
Item 5.	Interest in Securities of the Issuer.
Signature

CUSIP NO. 020520102	13D

1	NAME OF REPORTING PERSONS. I.R.S. Identification No. of above persons (entities only). Delek US Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) BK, WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,691,292
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 33,691,292
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,691,292
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.5% based on 70,960,461 shares outstanding as of October 30, 2015
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Introductory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is filed by Delek US Holdings, Inc. (“Delek”), a Delaware corporation, to amend the Schedule 13D related to the common stock, par value $0.01 per share, of Alon USA Energy, Inc. (“Alon USA”) previously filed by Delek with the United States Securities and Exchange Commission on May 26, 2015 (the “Initial 13D”). Each capitalized term used and not otherwise defined herein shall have the meaning assigned to such term in the Initial 13D. Except as otherwise provided herein, each Item of the Initial 13D remains unchanged.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented to add the following:

In anticipation of the expiration of the Stockholder Agreement in May 2016, members of Delek’s management and its board of directors (including any committee thereof) and other relevant parties, including representatives of any of the foregoing, may engage in discussions with the management of Alon USA, the board of directors of Alon USA (including any committee thereof), other stockholders of Alon USA and other relevant parties, including representatives of any of the foregoing, concerning Delek’s investment in Alon USA. These discussions may include, without limitation, options for enhancing value to holders of Alon USA’s common stock and matters concerning Alon USA’s business, operations, governance, management, ownership, capitalization, personnel, prospects and strategic plans.

As of the date of this Amendment No. 1, Delek is evaluating potential transactions which would relate to or result in an acquisition of additional common stock of Alon USA (under subparagraph (a) of Item 4 of Schedule 13D), an extraordinary corporate transaction with Alon USA, such as a merger with Alon USA (under subparagraph (b) of Item 4 of Schedule 13D) or the acquisition from Alon USA of a material amount of its assets (under subparagraph (c) of Item 4 of Schedule 13D) (any of the foregoing, a “Potential Business Combination”).

Delek may exchange information with any persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, propose changes in Alon USA’s business, operations, governance, management, ownership, capitalization, personnel, prospects or strategic plans, or propose a Potential Business Combination or propose or engage in one or more other actions set forth under subparagraphs (a) through (j) of Item 4 of Schedule 13D. Delek may also engage external strategic, operational, legal and financial advisors to assist in capturing the full scale of future value creation opportunities, including in connection with a Potential Business Combination.

The factors that Delek may consider in evaluating a Potential Business Combination or otherwise evaluate its investment in Alon USA include, without limitation: (i) Alon USA’s business and prospects; (ii) the performance of Alon USA’s common stock and Delek's common stock; (iii) subject to the terms of the Stockholder Agreement, the availability of Alon USA’s common stock for purchase at particular price levels and the availability and nature of opportunities to dispose of Alon USA’s common stock; (iv) general economic conditions; (v) stock market conditions; (vi) other business and investment opportunities available to Delek; and (vii) other plans and requirements of Delek.

Based on such review, depending on the price and availability of Alon USA’s common stock and subject to the terms of the Stockholder Agreement, Delek may acquire, or cause to be acquired, additional shares of Alon USA common stock, in the open market or otherwise, dispose of, or cause to be disposed of, shares of Alon USA common stock, in the open market or otherwise, at any time, or formulate other purposes, plans or proposals regarding Alon USA or its common stock, to the extent deemed advisable in light of Delek’s general investment objectives and policies, Alon USA’s business, financial condition and operating results, general market and industry conditions or other factors.

Except as disclosed above, Delek does not have any present plans or proposals that relate to or would result in any of the actions required to be described under subparagraphs (a) through (j) of Item 4 of Schedule 13D. Delek may, at any time, review or reconsider its position with respect to a Potential Business Combination or otherwise with respect to Alon USA, and formulate plans or proposals with respect to any such matters.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby supplemented to add the following:

(a) — The information contained on the cover pages to this Schedule 13D are incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DELEK US HOLDINGS, INC.
By: /s/ Kent B. Thomas	Date: December 23, 2015
Kent B. Thomas
Executive Vice President, General Counsel & Secretary

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).